UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: September 28, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Enters into Automatic Share Purchase Plan

MONTREAL, QUEBEC and SARASOTA, FLORIDA – September 28, 2015 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG®” or the “Company”) today announced that in connection with its normal course issuer bid effective July 10, 2015, IPG has entered into an automatic share purchase plan pursuant to which the securities dealer acting as IPG’s agent for the normal course issuer bid may acquire, at its discretion, shares on IPG’s behalf during “black-out” or “closed” periods under the Company’s stock trading policy, subject to certain parameters as to price and number of shares.

About Intertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

For information about Intertape, visit www.itape.com

For further information please contact:

MaisonBrison Communications

Pierre Boucher

514-731-0000